UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-51378

CUSIP Number: 878739101

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

TechPrecision Corporation
Full Name of Registrant

Former Name if Applicable

3477 Corporate Parkway, Suite 140
Address of Principal Executive Office (Street and Number)

Center Valley, PA 18034
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of the registrant on Form 10-K for the period ended March 31, 2014 could not be filed within the prescribed time period because the Company needs additional time to update certain estimated contract costs for recent developments, according to generally accepted accounting principles in the United States, and complete our financial statements, the audit thereof and our Form 10-K.  The registrant intends to file its Annual Report on Form 10-K on or prior to the prescribed extended date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard Fitzgerald	(484)	693-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine month period ended December 31, 2013, we incurred a net loss of $3,000,255.  The previously disclosed trend of lower margins and sales volume did not change for the quarter ended March 31, 2014.   Additionally, the Company recorded a provision for excess material and contract costs of $2.7 million as of March 31, 2014 related to a customer order cancellation and the uncertainty of recovering termination costs from the customer.  As a result, we expect to report a net loss for the year ended March 31, 2014.

TechPrecision Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2014	By: /s/ Richard F. Fitzgerald Richard F. Fitzgerald Chief Financial Officer